SCHEDULE 13D-A


CUSIP NO. 095395 20 8                                            PAGE  1 OF 12
-----------------------                                     --------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D-A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)
                                   -----------

                           BLUE DOLPHIN ENERGY COMPANY
    -------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   095395 20 8
                  ---------------------------------------------
                                 (CUSIP Number)


 N.L. Stevens, III, 1000 Louisiana,
 Suite 3400, Houston, Texas 77002                          (713) 276-5500
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 30, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D-A


CUSIP NO. 095395 20 8                                            PAGE  2 OF 12
-----------------------                                     --------------------

--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Barrett L. Webster

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (see instructions)
         N/A
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
    NUMBER OF                       -0-
      SHARES               -----------------------------------------------------
   BENEFICIALLY            8.  SHARED VOTING POWER
     OWNED BY                       2,744,034
       EACH                -----------------------------------------------------
     REPORTING             9.  SOLE DISPOSITIVE POWER
      PERSON                       -0-
       WITH                -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                   -0-
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,744,034
 -------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.7%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON (see instructions)
         IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D-A


CUSIP NO. 095395 20 8                                            PAGE  3 OF 12
-----------------------                                     --------------------

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         F. Gardner Parker

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (see instructions) See Item 3
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                           7. SOLE VOTING POWER
    NUMBER OF                     483,328
       SHARES              -----------------------------------------------------
   BENEFICIALLY            8. SHARED VOTING POWER
     OWNED BY                     2,744,034
        EACH               -----------------------------------------------------
     REPORTING             9. SOLE DISPOSITIVE POWER
       PERSON                       483,328
        WITH               -----------------------------------------------------
                           10.SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,227,362
 -------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.6%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (see instructions)
         IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D-A


CUSIP NO. 095395 20 8                                            PAGE  4 OF 12
-----------------------                                     --------------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Columbus Petroleum Limited, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (see instructions)
         N/A
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(d) or 2(e)           [ ]
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Panama
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
    NUMBER OF                       -0-
       SHARES              -----------------------------------------------------
   BENEFICIALLY            8.  SHARED VOTING POWER
     OWNED BY                       911,7121
        EACH               -----------------------------------------------------
     REPORTING             9.  SOLE DISPOSITIVE POWER
       PERSON                       911,712
        WITH               -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 911,712
 -------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (see instructions)
         CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D-A


CUSIP NO. 095395 20 8                                            PAGE  5 OF 12
-----------------------                                     --------------------

--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Ivar Siem

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (see instructions)
         N/A
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Norway
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
    NUMBER OF                       -0-
       SHARES              -----------------------------------------------------
   BENEFICIALLY            8.  SHARED VOTING POWER
     OWNED BY                       918,2642
        EACH               -----------------------------------------------------
     REPORTING             9.  SOLE DISPOSITIVE POWER
       PERSON                       918,264
        WITH               -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         918,264
 -------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (see instructions)
         IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D-A


CUSIP NO. 095395 20 8                                            PAGE  6 OF 12
-----------------------                                     --------------------

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Harris A. Kaffie

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (see instructions)
         N/A
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
    NUMBER OF                       -0-
       SHARES              -----------------------------------------------------
   BENEFICIALLY            8.  SHARED VOTING POWER
     OWNED BY                       723,4363
        EACH               -----------------------------------------------------
     REPORTING             9.  SOLE DISPOSITIVE POWER
       PERSON                       723,436
        WITH               -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         723,436
 -------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (see instructions)
         IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D-A


CUSIP NO. 095395 20 8                                            PAGE  7 OF 12
-----------------------                                     --------------------


--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Michael S. Chadwick

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (see instructions) See Item 3
--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
    NUMBER OF                       141,667
       SHARES              -----------------------------------------------------
   BENEFICIALLY            8.  SHARED VOTING POWER
     OWNED BY                       14,0804
        EACH               -----------------------------------------------------
     REPORTING             9.  SOLE DISPOSITIVE POWER
       PERSON                       155,747
        WITH               -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         155,747
 -------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.6%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (see instructions)
         IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D-A


CUSIP NO. 095395 20 8                                            PAGE  8 OF 12
-----------------------                                     --------------------



--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         James M. Trimble

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (see instructions)
         N/A
--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
    NUMBER OF                       57,142
       SHARES              -----------------------------------------------------
   BENEFICIALLY            8.  SHARED VOTING POWER
     OWNED BY                       14,5805
        EACH               -----------------------------------------------------
     REPORTING             9.  SOLE DISPOSITIVE POWER
       PERSON                       71,722
        WITH               -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         71,722
 -------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (see instructions)
         IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D-A


CUSIP NO. 095395 20 8                                            PAGE  9 OF 12
-----------------------                                     --------------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Michael J. Jacobson

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (see instructions)
         N/A
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
    NUMBER OF                       -0-
       SHARES              -----------------------------------------------------
   BENEFICIALLY            8.  SHARED VOTING POWER
     OWNED BY                       161,9626
        EACH               -----------------------------------------------------
     REPORTING             9.  SOLE DISPOSITIVE POWER
       PERSON                       161,962
        WITH               -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         161,962
 -------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.6%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (see instructions)
         IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D-A


CUSIP NO. 095395 20 8                                            PAGE  10 OF 12
-----------------------                                     --------------------


Item 1.  Security and Issuer.
         -------------------

         This Amendment No. 1 to Schedule 13D (this "Filing") is filed by the undersigned to amend and supplement the Schedule 13D, dated as of October 6, 2004 (the "Original 13D"). The Original 13D related to the common stock, $0.01 par value ("Common Stock"), of Blue Dolphin Energy Company, a Delaware corporation (the "Company"), which has its principal executive offices located at 801 Travis, Suite 2100, Houston, Texas 77002. This Filing reports, inter alia, the Investors' acquisition of additional warrants to purchase Common Stock. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Original 13D.

Item 2.  Identity and Background.
         -----------------------

         1(b) of Item 2 of the Original 13D is amended and restated in its entirety to read as follows:

         "1000 Louisiana, Suite 1500, Houston, Texas 77002-5007"

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 of the Original 13D is amended by adding the following paragraph after the first paragraph:

         "Funds for Messrs. Parker and Chadwick's respective share of the Bridge Loan (as defined herein) and funds for their purchase of warrants to purchase Common Stock came from their own personal resources, respectively. Further, any funds needed for any anticipated exercise of the warrants issued to or purchased by Messrs. Parker or Chadwick are expected to come from their own personal resources."

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 of the Original 13D is amended and restated in its entirety to read as follows:

         "On September 8, 2004, the Company, on the one hand, and numerous investors (collectively, the "Investors"), on the other hand, signed a Note and Warrant Purchase Agreement ("Agreement") whereby the Investors agreed to provide a total of $750,000 worth of individual promissory notes to Company. The Agreement also authorized the sale and issuance of 1,250,000 warrants to purchase shares of Common Stock to the Investors (the "Initial Warrants"). Pursuant to the Agreement, Mr. Parker purchased 41,663 ("Parker Initial Warrants") and Mr. Chadwick purchased 20,834 of the 1,250,000 warrants ("Chadwick Initial Warrants").

         On the same date, the Investors, Columbus and Messrs. Siem, Kaffie, Chadwick, Trimble and Jacobson (each a "Shareholder," and collectively the "Shareholders") entered into a shareholders agreement and granted Messrs. Webster and Parker, and each of them individually, a proxy pursuant to the provisions of the general corporation law of the State of Delaware, with full power of substitution and resubstitution, to vote or act by written consent with respect to the Shareholder Shares (as defined below), only to accomplish the purpose and agreements as set forth in Section 1 of the Shareholder Voting Agreement (see Exhibit
         1) ("Shareholder Agreement').

         Section 1 of the Shareholder Agreement provides, inter alia, that the Shareholders' proxy will be used to approve (i) the issuance of additional warrants on the terms and conditions provided in the Agreement, (ii) the issuance of the Director Warrants (as defined in the Shareholder Agreement), (iii) the amendment and restatement of the Company's certificate of incorporation, and (iv) the election of Messrs. Parker and Benz to the Company's Board of Directors.

         As of September 8, 2004, the Shareholders were the beneficial owners of 2,744,034 shares of Company's Common Stock ("Shareholder Shares"), as described below:

                                 SCHEDULE 13D-A


CUSIP NO. 095395 20 8                                            PAGE  11 OF 12
-----------------------                                     --------------------


         Columbus Petroleum Limited, Inc.       911,712
         Ivar Siem                              918,264
         Harris A. Kaffie                       723,436
         Michael S. Chadwick                     14,080
         James M. Trimble                        14,580
         Michael J. Jacobson                    161,962
                                              ---------
         TOTAL                                2,744,034

         On  November  11,  2004,  pursuant  to  the  Agreement,  the  Company's stockholders held a special meeting ("Special Meeting"), and inter alia, approved the sale and issuance of 1,550,000 additional warrants to purchase shares of Common Stock to the Investors. At the Special Meeting, the Company's stockholders also granted warrants to acquire 100,000 shares of Common Stock to Messrs. Laurence Benz, Chadwick ("Chadwick Director Warrants"), and Parker ("Parker Director Warrants"), respectively (collectively, the "Director Warrants").

         On November 30, 2004, the Investors purchased 1,550,000 additional warrants to purchase shares of Common Stock (the "Additional Warrants"). On the same date, Mr. Parker purchased 341,665 and Mr. Chadwick purchased 20,833 of the Additional Warrants ("Chadwick Additional Warrants").

         Pursuant to the terms of the proxy, Messrs. Parker and Webster will only have the authority to vote for the election of Messrs. Parker and Benz, individually, to the Board of Directors of the Company, at the next meeting of the Company's stockholders that occurs, within eighteen
         (18) months of September 8, 2004, where the election of directors will be voted upon."

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 of the Original 13D is amended and restated in its entirety to read as follows:

         "(a) Mr. Webster is deemed to beneficially own 2,744,034 shares of Common Stock, which represents 27.7% of the outstanding Common Stock of the Company.

         Mr. Parker is deemed to beneficially own 3,227,362 shares of Common Stock, which represents 32.6% of the outstanding Common Stock of the Company.

         Columbus is deemed to beneficially own 911,712 shares of Common Stock, which represents 9.2% of the outstanding Common Stock of the Company.

         Mr. Siem is deemed to beneficially own 918,264 shares of Common Stock, which represents 9.3% of the outstanding Common Stock of the Company.

         Mr. Kaffie is deemed to beneficially own 723,436 shares of Common Stock, which represents 7.3% of the outstanding Common Stock of the Company.

         Mr. Chadwick is deemed to beneficially own 155,747 shares of Common Stock, which represents 1.6% of the outstanding Common Stock of the Company.

         Mr. Trimble is deemed to beneficially own 71,722 shares of Common Stock, which represents 0.7% of the outstanding Common Stock of the Company.

                                 SCHEDULE 13D-A


CUSIP NO. 095395 20 8                                            PAGE  12 OF 12
-----------------------                                     --------------------


         Mr. Jacobson is deemed to beneficially own 161,962 shares of Common Stock, which represents 1.6% of the outstanding Common Stock of the Company.

         The percentage calculations are based upon 9,913,689 shares of Common Stock outstanding, which includes the 6,813,689 shares of Common Stock outstanding as of November 10, 2004, as stated in the Company's most recent Form 10-Q that was filed on November 12, 2004, the 1,250,000 Initial Warrants, the 1,550,000 Additional Warrants and the 300,000 Director Warrants.

         (b) Messrs. Webster and Parker each have the power to vote the Shareholder Shares, which equal 2,744,034 shares of Common Stock, but only with respect to accomplish the purpose and agreements set forth in
         Section  1  of  the   Shareholder   Agreement  (see  Exhibit  1).  Each
         Shareholder retains sole dispositive power and other rights with respect to the voting of these 2,744,034 shares. Mr. Parker has sole voting and dispositive power over the Parker Initial Warrants, Parker Additional Warrants, and Parker Director Warrants, upon exercise of such warrants, and Mr. Chadwick has sole voting and dispositive power over the Chadwick Initial Warrants, Chadwick Additional Warrants, and Chadwick Director Warrants, upon exercise of such warrants.

         (c) See Item 4 above.

         (d) Each Shareholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective share of the 2,744,034 shares of Common Stock of the Company of which Messrs. Webster and Parker are beneficial owners. Mr. Parker has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Parker Initial Warrants, Parker Additional Warrants, and Parker Director Warrants, upon exercise of such warrants. Mr. Chadwick has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Chadwick Initial Warrants, Chadwick Additional Warrants, and Chadwick Director Warrants, upon exercise of such warrants.

         (e) Not applicable."

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

         Unchanged.

Item 7.  Material to be Filed as Exhibits
         --------------------------------
         Unchanged.

                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




Dated:  December 10, 2004                       /s/ Barrett L. Webster
                                                --------------------------------
                                                         Barrett L. Webster


Dated:  December 10, 2004                       /s/ F. Gardner Parker
                                                --------------------------------
                                                         F. Gardner Parker

Dated:  December 10, 2004                       COLUMBUS PETROLEUM LIMITED, INC.


                                                By:   /s/ Michael Delouche
                                                      --------------------------
                                                Name:    Michael Delouche
                                                      --------------------------
                                                Title:   Authorized Signatory
                                                      --------------------------



Dated:  December 10, 2004                   /s/ Ivar Siem
                                            ------------------------------------
                                                     Ivar Siem



Dated:  December 10, 2004                   /s/ Harris A. Kaffie
                                            ------------------------------------
                                                     Harris A. Kaffie



Dated:  December 10, 2004                   /s/ Michael S. Chadwick
                                            ------------------------------------
                                                     Michael S. Chadwick



Dated:  December 10, 2004                   /s/ James M. Trimble
                                            ------------------------------------
                                                     James M. Trimble



Dated:  December 10, 2004                   /s/ Michael J. Jacobson
                                            ------------------------------------
                                                     Michael J. Jacobson





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1 Pursuant to the Shareholder Agreement (as defined below), these shares are subject to voting rights by others on certain matters (as described below). 2 Pursuant to the Shareholder Agreement (as defined below), these shares are subject to voting rights by others on certain matters (as described below).
3 Pursuant to the Shareholder Agreement (as defined below), these shares are subject to voting rights by others on certain matters (as described below). 4 Pursuant to the Shareholder Agreement (as defined below), these shares are subject to voting rights by others on certain matters (as described below).
5 Pursuant to the Shareholder Agreement (as defined below), these shares are subject to voting rights by others on certain matters (as described below). 6 Pursuant to the Shareholder Agreement (as defined below), these shares are subject to voting rights by others on certain matters (as described below).